August 2, 2006

Brad Skinner

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	iGate Corporation
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 000-21755

Dear Mr. Skinner:

Please find below the responses of iGate Corporation (the “Company”) to the Commission Staff’s comments on the above referenced Form 10-K as set forth in its letter dated July 12, 2006 directed to Sunil Wadhwani, Chief Executive Officer of the Company.

Form 10-K for the Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1. - Summary of Significant Accounting Policies

(s) Revenue Recognition, page 50

1.	SEC COMMENT: We note from disclosure on page 1 that the Company performs software application development. Tell us how you considered the applicability of SOP 97-2 to these types of arrangements.

COMPANY RESPONSE: The Company does not sell, lease or otherwise market any computer software and 100% of the Company’s revenues are derived from the sale of information technology services. All software application development services performed by the Company are completed in conjunction with its customer service arrangements and are entirely under the direction of the client and solely for the benefit of the client. Our Company does not sell any hardware or computer software and based upon these facts and circumstances, the Company has concluded that its service offerings and related revenue recognition related to such offerings are not within the scope of SOP 97-2 Software Revenue Recognition.

2.	SEC COMMENT: We note that revenues on fixed-price contracts are recognized using the proportional performance method and that performance is determined by relating the actual cost of work performed to date to the estimated total cost for each contract. Under the proportional performance method, the determination of the pattern of performance should focus on the pattern in which service is provided to the customer, rather than on the pattern in which money or effort is expended by the service provider. Please describe, in reasonable detail, why you believe that using this cost information appropriately measures performance under your contracts.

COMPANY RESPONSE: Revenue from the Company’s fixed price projects is recognized ratably over the period of performance. Due to the nature of the service offerings, there is a direct and consistent relationship between service patterns (revenues) and direct costs incurred to provide the services because the only direct cost incurred by the Company is for direct labor related expenses. As a result, the Company concluded that the proportional performance method based on the cost of work performed closely matches the service patterns and services provided to the customer. In establishing its policy, the Company assessed general contract acceptance provisions, refund rights and collectibility, each of which confirmed this approach.

Note 14. - Income Taxes, page 70

3.	SEC COMMENT: Please explain to us in more detail the reasons for the material fluctuations in your effective tax rates. As part of your response, tell us more about the $2.2 million reversal of previously accrued amounts. In addition, explain why you believe that your brief MD&A disclosures on pages 24 and 28 provide readers with an adequate understanding of these large fluctuations.

COMPANY RESPONSE: The material fluctuations in the Company’s effective tax rates in both 2004 and 2005 were caused by income tax expense recorded for non-operating income. In 2004, iGate Global Solutions Limited (“iGS”), a controlled Foreign Corporation and the Company’s majority owned Indian Subsidiary, sold real property at a gain of $3.6 million. For Indian tax purposes, the gain was taxed as a non-operating item. As a result of the sale of real property, a discrete tax provision item was recorded in 2004. While iGS is presently enjoying an Indian tax holiday on its operating income, the Company is required by US tax laws to record income tax expense on non-operating income.

Other significant fluctuations in the Company’s effective tax rate were related to the Company’s November 2005 sale of its Canadian operations. Prior to this sale, the Company’s tax accrual accounts included significant capital loss carryforward benefits which Company management concluded were not likely to be realized and therefore recorded a full valuation allowance against the potential benefit. In connection with the sale of its Canadian operations in 2005, the Company recorded a book gain of approximately $6.0 million and a tax loss of $12.0 million. The tax benefit from the loss on the sale of the Canadian operations was limited to the Company’s book gain. The remaining portion of the tax loss benefit was offset by a valuation allowance, which negatively impacted the Company’s book tax provision.

Another reason for the material fluctuations in the Company’s effective tax rates is that the effective tax rates in 2004 and 2005 were negatively impacted by provisions for state income taxes. Appropriate state income taxes are provided at a blended statutory tax rate on income generating subsidiaries. For loss generating subsidiaries, however, valuation allowances have been recorded as a reserve against these potential tax benefits since the Company has concluded that the utilization of accumulated net operating losses is unlikely. Moreover, these loss generating subsidiaries are required to accrue and pay certain minimum taxes in various states.

With respect to the $2.2 million reversal of previously accrued amounts, in 2001 the Company ceased operations at one of its subsidiaries that had lost a substantial portion of its client base, was heavily in debt, and had little chance of recovery. The Company recognized an ordinary loss on the write-off of the subsidiary. For financial statement purposes, the Company assessed the need to accrue a tax provision under standards established by FASB No. 5 “Accounting for Contingencies” and concluded that an accrual was appropriate against a portion of the tax losses potentially being disallowed upon audit by the IRS. In April 2005, the IRS concluded its audit and the Company’s prior deductions were allowed. In the Company’s view, it appropriately reversed a $2.2 million accrual in the Company’s financial statements during the second quarter of 2005 related to this matter.

The Company believes that its MD&A disclosures on pages 24 and 28 provide the reader with an overview of the following discrete events that impacted the Company’s income tax expense in 2005 and 2004: (1) India’s tax holiday, (2) the sale of the Company’s Canadian operations in November 2005, and (3) the reversal of previously accrued tax amounts. Each of the events disclosed in MD&A were complex in nature and were one-time discrete non-operating items that did not relate to the Company’s core operations. The Company believes that due to the complexity of these events, additional disclosure concerning these items could have caused confusion for the reader, particularly relating to the background information that would be necessary to adequately describe these events in detail. Further, the Company concluded that this additional information would not have provided the reader with more meaningful disclosure (i.e., any additional insight or understanding of the Company’s operations relating to these items) than what was already stated in the MD&A section.

Item 9A. - Controls and Procedures

4.	SEC COMMENT: We note your statement that Management has completed its assessment of the effectiveness of the Company’s internal control over financial reporting and has not identified any material weaknesses as of December 31, 2005. However, your report does not appear to include a statement as to whether or not internal control over financial reporting is effective as required by Item 308(a)(3) of Regulation S-K. Please explain to us why you did not provide such a statement within the report as required. In addition, explain how your auditors were able to express an unqualified opinion on your assessment considering the requirements described in paragraph 162 and 166(d) of PCAOB Auditing Standard No. 2.

COMPANY RESPONSE: The Company’s management did conclude under Item 308(a)(3) of Regulation S-K that its internal control over financial reporting was effective as of December 31, 2005. The Company’s statement “[m]anagement has completed its assessment of the effectiveness of the Company’s internal control over financial reporting and has not identified any material weaknesses” was intended to convey this conclusion. In light of management’s conclusion that the Company’s internal control over financial reporting was effective as of December 31, 2005, the Company’s auditors were able to express an unqualified opinion on management’s assessment (considering the requirements described in paragraph 162 and 166(d) of PCAOB Auditing Standard No. 2). The Company takes note of the Staff’s comment that a statement as to whether or not internal control over financial reporting is effective is required to be stated in Item 9A. In future filings the Company will include, pursuant to Item 308(a)(3) of Regulation S-K, a statement as to whether or not internal control over financial reporting is effective.

If you have any questions regarding the Company’s responses, or would prefer to organize a conference call to discuss any unresolved matters, please do not hesitate to call me (412-787-9590).

Very truly yours,

/s/ Michael J. Zugay

Michael J. Zugay

cc:	James J. Barnes, Esq.

Robert C. Gallo, II, Esq.